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                            [CERAGON NETWORKS LOGO]



FOR IMMEDIATE RELEASE



                    CERAGON NETWORKS TO EXPAND MANUFACTURING
                  CAPACITY THROUGH AGREEMENT WITH FLEXTRONICS



         TEL AVIV, ISRAEL, FEBRUARY 13, 2001 - Ceragon Networks Ltd. (NASDAQ:
CRNT), a global provider of high-capacity broadband wireless systems for next generation communications networks, today announced that it has signed a strategic manufacturing agreement with Flextronics (NASDAQ: FLEX), a world-class electronics manufacturing services (EMS) provider. Under the agreement, Flextronics will provide Ceragon with additional manufacturing capacity, enabling the company to expand production of its FibeAir product family while reducing costs.

         "Our aggressive global expansion strategy has created a growing demand for FibeAir products," said Shraga Katz, president and CEO, Ceragon Networks Ltd. "We are always exploring new ways to maintain our leadership in the broadband wireless industry, which includes finding better ways to meet our production goals. This outsourcing move will allow us to increase our production capacity so we can dedicate more company resources to developing our next generation of high-capacity wireless networking products."

         Ceragon's products enable high-capacity networking connections in the metropolitan market. Service providers use Ceragon systems in metropolitan ring topologies, private networks and as access connections to large corporate offices, MTUs or lower capacity technologies, such as point-to-multipoint networks.


ABOUT CERAGON NETWORKS LTD.

         Ceragon Networks Ltd. is a pacesetter in broadband wireless networking systems, enabling high-capacity connectivity in metropolitan areas. Uniquely designed for high-growth, global communications service providers to generate immediate revenue, Ceragon's commercially proven intelligent broadband network solutions support high-speed Internet access


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CERAGON EXPANDS MANUFACTURING - 2


and integrated data, video and voice services. Ceragon's FibeAir product family operates across multiple licensed frequencies from 18 to 38 GHz while complying with North American and International standards and delivering IP, SONET/SDH and ATM broadband networks. Ceragon's products enable quick and cost-effective connections for capacity constrained business customers within their own networks, or as a gateway onto the backbone infrastructure. Founded in 1996, Ceragon is headquartered in Tel Aviv, Israel, with North American headquarters in New Jersey and European headquarters in the UK. More information is available at www.ceragon.com. Ceragon Networks - the shape of next generation networks.

Certain statements concerning Ceragon's future prospects are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; Ceragon's ability to increase its manufacturing capacity; and the demand for Ceragon's products. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's filings with the Securities and Exchange Commission. Ceragon makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.



Contacts:         Brad Ritter
                  GAJ Services Inc.
                  740-363-2141
                  britter@gajservices.com


                  Laura Yatim
                  Ceragon Networks Ltd.
                  972-3-765-7560
                  laura@ceragon.com


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